Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Avenue NW, Suite 500
Washington, D.C. 20036
202.822.9611

February 22, 2013

VIA EDGAR

Mr. James E. O’Connor, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:        Nationwide Mutual Funds (the “Registrant”)
File Nos. 333-40455 and 811-08495

Dear Mr. O’Connor:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission (the “Commission”) this application for withdrawal of the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485B, which was accepted via the EDGAR system at 5:25 p.m. on February 21, 2013 (Accession No. 0001193125-13-069602). The Amendment erroneously excluded one of the Prospectuses to be included in the Registrant’s Annual Update filing.  No securities were sold in connection with the offering.

Therefore, the Registrant respectfully submits this application for withdrawal of Registrant’s Amendment (Accession No. 0001193125-13-069602) filed under the EDGAR submission type 485B.

If you have any questions, or require anything further regarding the request, please contact me at (202) 419-8416.

Very truly yours,

/s/ Cillian M. Lynch
  Cillian M. Lynch, Esq.